10026674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8- 44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 New York Avenue Suite B
(No. and Street)

Huntington	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Taglich (631) 757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Robert F. Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Qualified in Suffolk County
Commission Expires March 29, 20[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Board of Directors of Taglich Brothers, Inc.
700 New York Avenue
Huntington,NY 11743

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) of Taglich Brothers, Inc. (the "Company") for the year ended December 31, 2009, which were agreed to by Taglich Brothers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the Securities Investor Protection Corporation ("specified parties of report"), solely to assist you and the other specified parties in evaluating Taglich Brothers, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) during the year ended December 31, 2009. Management is responsible for the Taglich Brothers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on Focus reports from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules provided by the Company, as follows: compared deductions reported on line 2c to accounting records details and our related audit working papers for the period April 1, 2009 to December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in Procedure 3, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SCIP 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044118 FINRA DEC
TAGLICH BROTHERS INC 11*11
700 NEW YORK AVE STE B
HUNTINGTON NY 11743-4264

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,555.17

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,677.00)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 4,878.17

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,878.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taglich Brothers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 10.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,057,268
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	20,271
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	59,344
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	301,856
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,773
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Conference Revenue	23,428
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 514	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 23,525	
Enter the greater of line (i) or (ii)	23,525
Total deductions	435,197
2d. SIPC Net Operating Revenues	$ 2,622,071
2e. General Assessment @ .0025	$ 6,555.17

(to page 1 but not less than $150 minimum)

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

TAGLICH BROTHERS, INC.
INDEX
December 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Taglich Brothers, Inc.

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 25, 2010

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and Cash Equivalents	$	301,000
Due from Clearing Brokers		247,361
Securities, at Fair Value		746,446
Accounts Receivable, less Allowance for Uncollectibles of $48,310		139,403
Note Receivable		227,788
Prepaid Expenses and Other Assets		40,602
TOTAL ASSETS	$	1,702,600

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	278,837
Client Advances - Financial Research		50,875
TOTAL LIABILITIES		329,712
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional Paid-In Capital		844,277
Retained Earnings		628,161
Treasury Stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		1,372,888
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,702,600

See accompanying notes to financial statements.

Note 1 – Organization:

Taglich Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers money market accounts meeting such criteria to be cash equivalents.

Valuation of Portfolio Investments:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). Under FAS 157, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values Level 1 securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price. Unrealized changes in fair value are recognized in the period in which the change occurs. Securities owned and securities sold short consist primarily of equity securities.

Note 2 – Significant Accounting Policies (continued):

Valuation of Portfolio Investments (continued):

The Company values Level 2 securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated value may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned at fair value consist primarily of restricted equity securities and warrants.

Receivables:

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Revenue Recognition:

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Revenue from other fees and services are recorded when earned. Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Income Taxes:

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from the corporate loss; however, the Company is subject to New York City franchise business tax.

On January 1, 2009, the Company adopted the provisions of ASC Topic 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC 740"), related to the accounting for the uncertainty of income taxes. The adoption of ASC 740 did not have an effect on the Company's financial position at January 1, 2009 as the Company did not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2009 and reached the same conclusion.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continues):

Derivative Instruments:

Effective January 1, 2009, the Company adopted guidance which requires entities that use derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of GAAP have been applied, and the impact that hedges have on an entity's financial position, financial performance and cash flows. The adoption of this guidance did not have any impact on our consolidated financial statements.

New Accounting Pronouncement:

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB ASC 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (formerly SFAS No. 168). FASB ASC 105-10 replaces SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standards Updates ("ASU's") by the FASB. The adoption of the Codification did not impact the financial statements of the Company except for references made to authoritative accounting literature in the notes.

Note 3 – Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or 6 and 2/3% of aggregate indebtedness. As of December 31, 2009, the Company had net capital of $598,196, which exceeded its requirement by $498,196. As of December 31, 2009 the ratio of aggregate indebtedness to net capital was .55:1.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company clears all transactions on a fully disclosed basis through its clearing firm.

Note 4 – Off-Balance Sheet Risk:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain form carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

Note 5 – Concentrations of credit risk:

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in an interest bearing deposit account which is insured by the Federal Deposit Insurance Corporation. During the course of the year the Company's cash balance at times exceeded the FDIC insurance limit of $250,000; the Company does not believe that the cash balance in excess of that limit bears any significant risk of loss or forfeiture.

Note 6 – Securities, at Fair Value:

A schedule of the investments is as follows:

Level 1 security	$ 607,348
Level 2 security	139,098
Total	$ 746,446

Note 7 – Related Party Transactions:

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $123,050 and rental fees of $72,600 were incurred during the year ended December 31, 2009.

The Company received monthly monitoring fees of approximately $224,264 during the year ended December 31, 2009 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

Note 8 – Derivative Instruments:

In connection with their investment banking business the company receives warrants to purchase their banking customers stock. These warrants are valued using the Black Sholes method and this amount has been included in Revenues. The Company either retains these warrants in their own account or distributes them to their bankers/employees for the services they performed on the underwriting transaction. The value of the warrants distributed is recorded as Compensation expense. For 2009 the amount of warrants included in revenue and in compensation expense was $149,518.

Note 9 – Accounts Receivable:

Accounts receivable arise in connection with the Company's Website research business or their investment banking business and they are carried at cost. As of December 31, 2009 the receivable balance was $139,403, net of an allowance for doubtful accounts of $48,310.

Note 10 – Note Receivable:

In connection with their investment banking business on January 12, 2009 the Company received a Note from their banking customer which totaled $221,171. The Note bears interest at an annual rate of 12%, payable quarterly. The fourth quarter payment of $6,617 has been accrued and added to the Note balance. The interest payment was received in January 2010. The Note's maturity date is July 11, 2011.

Note 11 – Profit Sharing Plan:

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

Note 12 – Subsequent Events:

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022